Exhibit 1.01

Tennant Company

Conflict Minerals Report

For The Year Ended December 31, 2014

1. Introduction

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the 3TG and whether or not they fund armed conflict.

If a registrant can establish that the 3TG originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD that describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the 3TG in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those 3TG, then the registrant must exercise due diligence on the 3TGs source and chain of custody. The registrant must annually submit a Conflict Minerals Report (“CMR”) to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Company Overview

This report has been prepared by management of Tennant Company, a Minnesota corporation that was founded in 1870 and incorporated in 1909 (herein referred to as “Tennant,” the “Company,” “we,” “us” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.

Tennant is a world leader in designing, manufacturing and marketing solutions that empower customers to achieve quality cleaning performance, significantly reduce their environmental impact and help create a cleaner, safer, healthier world. Tennant is committed to creating and commercializing breakthrough, sustainable cleaning innovations to enhance its broad suite of products including: floor maintenance and outdoor cleaning equipment, chemical-free and other sustainable cleaning technologies, aftermarket parts and consumables, equipment maintenance and repair service, and specialty surface coatings. Tennant products are used in retail establishments and distribution centers, factories and warehouses, public venues such as arenas and stadiums, office buildings, schools and universities, hospitals and clinics, parking lots and streets, and other environments. Customers include building service contract cleaners to whom organizations outsource facilities maintenance, as well as businesses that perform facilities maintenance themselves. We reach these customers through the industry’s largest direct sales and service organization and through a strong and well-supported network of authorized distributors worldwide.

Tennant offers products and solutions mainly consisting of mechanized cleaning equipment targeted at manufacturing, warehouse and logistics, transportation facilities, public venues, retail, healthcare and education markets; parts, consumables and service maintenance and repair; business solutions such as rental and leasing programs; and sustainable cleaning technologies that reduce the need for chemicals in the cleaning process. Adjacent products include surface coatings and floor preservation products. Our suite of offerings are marketed and sold under the following brands: Tennant®, Nobles®, Green Machines™, Alfa Uma Empresa Tennant™ and Orbio®. The Orbio brand of products and solutions is developed and managed by Orbio Technologies, a group we created to focus on expanding the opportunities for water-based technologies, such as ec-H2O™, and a category of sustainable On-Site Generation (OSG) technologies that create and dispense effective cleaning and antimicrobial solutions on site within a facility, Orbio 5000-Sc and Orbio os3. Our products are sold through direct and distribution channels in various regions around the world. In North America, Brazil, Australia, China and most of Western Europe, products are sold through a direct sales organization and independent distributors. In more than 80 other countries, we rely on a broad network of independent distributors.

The products that we manufacture that are subject to the reporting obligations of the Rule are “DRC conflict undeterminable” because we have been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources, the facilities used to process them, their country of origin or their mine or location of origin.

Because of our size, the complexity of our products and the dynamic depth and breadth of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described below.

In accordance with The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the related Supplements on Tin, Tantalum and Tungsten and on Gold. (“OECD Guidance”) and the Rule, this report is available on our website http://investors.tennantco.com/reports/sec-filings/default.aspx.

Company Management Systems

a.	Conflict Minerals Policy

We have a Conflict Minerals Policy located in the Sustainability section of our public website http://www.tennantco.com/am-en/Pages/Company/sustainability.aspx.

b.	Internal Team

Tennant has established a management system for 3TG. Our management system includes an Oversight Committee sponsored by the General Counsel, as well as management-level representatives. This group meets as needed to gage progress, approve extraordinary spending and coordinate communication to the Audit Committee of the Board of Directors. Additionally, a Core Team consisting of subject matter experts, as required, from engineering, global sourcing, product regulatory, corporate communications, legal and risk management meets on a regular basis to actually execute the Conflict Minerals Program (RCOI and due diligence). The Core Team is led by the Product Regulatory Affairs Department.

c.	Control Systems

As we do not have a direct relationship with 3TG smelters and refiners, and because we are the only SEC-reporting company within our industry peer group, we initiated a Conflict Minerals Task Force in the Twin Cities (Minneapolis-St. Paul) for the purpose of aligning our approach and establishing best practices with other reputable firms in scope of Section 1502 of the Dodd-Frank Act. There are now 16 member companies, and the group meets as needed to discuss approaches and tools for compliance. Additionally, we are a member of the National Association of Manufacturers, and, as a result, we have up-to-date information and access to developments in the following industry-wide initiatives: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiatives (EICC-GeSI); the Conflict Free Sourcing Initiative (CFSI); the ITRI Tin Supply Chain Initiative (iTSCi); and the Public Private Alliance for Responsible Minerals Trade (PPA).

Controls include, but are not limited to, our Supplier Core Expectations, which outline expected behaviors for our supply chain partners, and our Corporate Sustainability Report, which establishes our position on several key metrics in this area.

d.	Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have updated language in our contracts with suppliers such that the conflict minerals disclosure, together with other emerging supply chain transparency disclosures, is an up-front expectation to all current and new suppliers. We also vetted all supplier contact information for the RCOI with our first-tier suppliers. This has resulted in a more streamlined automation of the RCOI/due diligence process. Our RCOI process is described in more detail in section 2 below.

Grievance Mechanism

We have an Ethics Hotline whereby employees and suppliers can anonymously report violations of our policies.

Maintain Records

Tennant has a well-developed document retention schedule, and the records generated as a result of the Conflict Minerals Program will adhere to the thorough, existing schedule.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. As described above, we participate in, or have direct visibility to the following industry-wide initiatives to disclose upstream actors in the supply chain: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI), the Conflict Free Sourcing Initiative (CFSI), the ITRI Tin Supply Chain Initiative (iTSCI), the Public Private Alliance for Responsible Minerals Trade (PPA) and the Twin Cities Conflict Minerals Taskforce.

Report on Supply Chain Due Diligence

We prepared this Conflict Minerals Report as Exhibit 1.01 to our Form SD.

2. Reasonable Country of Origin Inquiry

Supply Chain

Tennant has significant supply bases in the Americas, Europe, the Middle East and Africa (“EMEA”) and Asia Pacific (“APAC”). We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. As we enter into new contracts, or our contracts renew, we are adding a clause to require suppliers to provide information about the source of 3TG and smelters. It will take a number of years to ensure that all our supplier contracts contain appropriate flow-down clauses. In the meantime, as described below, we are working with selected suppliers to ensure they provide the 3TG sourcing information until the contracts can be amended.

Identify and Assess Risk in the Supply Chain

Tennant spent considerable time in 2013 creating a robust and sustainable process for the 3TG inquiries and subsequent due diligence. Foundational elements included:

•	Developing ownership, process steps and inquiry strategy for the RCOI;

•	Communicating to suppliers directly and via updated company policies; and

•	Scoping an integrated technology solution that would automate the RCOI and be scalable with our global supply base.

In 2013, we conducted a risk assessment of our supply chain to determine which material groups were likely candidates to contain at least one of the 3TG. We assessed our industry, as well as others, and confirmed that this risk-based approach was consistent with how many peer companies are approaching the Rule. From that assessment, the core team began focusing its program on the supplier subset identified (“first-tier”) and surveyed those suppliers.

Request for Information

In 2014 we again surveyed our “first-tier” suppliers. We then surveyed another subset of our direct suppliers to continue to expand our Conflict Minerals Program. We contacted all previously contacted direct suppliers that did not respond to our survey by a specified date, again requesting their responses.

In 2014, we purchased and implemented a third party software solution to automate the RCOI process such that due diligence is more expedient and focused on the higher risk suppliers. With this integrated technology solution, we were able to increase the effective bandwidth of helping our suppliers vet their respective supply chains. Our software solution provides supplier training, auditable reporting/documentation and the ability to focus resources where risk dictates. The survey feature of this solution asks the supplier targeted questions consistent with the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI) CFSI Reporting Template (“The Template”). The software solution also allows suppliers to upload The Template instead of responding directly to the survey questions. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers and a listing of the smelters the company and its suppliers use. In addition, The Template contains questions about the origin of 3TG included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to 3TG.

Using our new software solution, we surveyed direct suppliers representing in excess of 40% of our total number of direct suppliers. However, of these 40%, many will have 3TG in their respective supply chains. We are unable, with absolute assurance, to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC this CMR as an Exhibit to this Form SD.

Survey Responses

We reviewed the responses we received against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses, as well as inconsistencies within the data reported.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to us. We are therefore unable to determine whether any of the 3TG reported by the suppliers was contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Design and Implement a Strategy to Respond to Risks

As described in our Conflict Minerals Policy, we intend to engage suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to consider finding alternative sources of 3TG that do not support such conflict. As part of our risk management plan to ensure suppliers understand our expectations, we provide information in our RCOI communications and supplier agreements. As part of our Conflict Minerals Program, the core team is responsible for mentoring critical suppliers who may require additional education or guidance.

Risks are presented in several areas. First, there is a basic risk that our suppliers do not understand the Rule or the updated policies we have adopted regarding 3TG. As mentioned above, we will work with suppliers who have questions or concerns. The second risk is that the responses to our RCOI are not sufficient. This includes incomplete responses or lack of a response. The third risk arises as we verify the responses from suppliers against a list of strategic criteria. If a response falls outside acceptable boundaries, an inquiry is initiated. Finally, we have established a series of action steps to follow per our risk management plan, such that if a supplier proves unwilling or unable to verify or pursue a conflict-free supply chain, we will take corrective action. This makes up the fundamental, on-going activity of our Conflict Minerals Program. Updates to this program are provided regularly to executive management.

3. Design of Due Diligence Framework

Our due diligence framework has been designed to conform in all material respects with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the related Supplements on Tin, Tantalum and Tungsten and on Gold.

4. Due Diligence Measures Performed

The due diligence measures performed include, but are not limited to:

•	Contacted selected direct suppliers on responses that we identified as incomplete, nonsensical or potentially untrustworthy and requested additional clarifying information.

•
Compared the smelter and refiner information received from our suppliers against the Conflict Free Sourcing Initiative list of smelters and refiners who have been audited and received a “conflict free” designation and the US Department of Commerce list of known smelters and refiners published in September of 2014.

5. Steps to Be Taken to Mitigate Risk in 2015

We intend to take the following steps to improve the due diligence conducted to further mitigate risk that the necessary 3TG in our products could benefit armed groups in the Covered Countries:

a. Expand the number of suppliers requested to supply information.
b. Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
c. Engage suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to consider finding alternative sources of 3TG that do not support such conflict.
d. Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.